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Exhibit 99.1

Press Release

Your Contacts:
Corinne Hoff	Rob Partridge
Aventis Global Media Relations	Dermik Laboratories
Tel: +33(0)3 88 9919 16	Tel: +1 484-595-2710
Corinne.Hoff@aventis.com	Robert.Partridge@aventis.com

SCULPTRA™ From Dermik Laboratories Receives Recommendation For Approval With Conditions From FDA Advisory Panel

        Strasbourg, France, March 26, 2004—Dermik Laboratories, the U.S. dermatology arm of Aventis, announced today that a U.S. Food and Drug Administration (FDA) advisory committee has unanimously recommended, with conditions, U.S. marketing approval of SCULPTRA™ (injectable poly-L-lactic acid) for the proposed indication to correct shape and contour deficiencies resulting from facial fat loss (lipoatrophy) in people with human immunodeficiency virus.

        "Dermik is pleased with the panel's recommendation," said Robert Bitterman, President of Dermik. "Many people with human immunodeficiency virus desperately need a safe and effective treatment for facial lipoatrophy. By granting the product an expedited review, the FDA recognized that SCULPTRA™ satisfies an unmet medical need, and Dermik will work with the Agency to bring SCULPTRA™ to market as rapidly as possible."

        Facial lipoatrophy is the loss of fat that supports the fullness, shape and contour of the face. Clinical trials with SCULPTRA™, in people with lipoatrophy associated with human immunodeficiency virus, demonstrated noticeable results that typically lasted for up to two years after the first session. Adverse effects were generally limited to the site of the injection and included temporary redness and swelling and small, typically non-visible bumps.

        "The physical signs of lipoatrophy resulting from HIV infection and its associated anti-retroviral therapy can be so distressing that people may discontinue life-preserving treatment. The FDA panel's recommendation is a critical first step toward bringing a safe and effective treatment for facial fat loss to people with HIV," said Marcus Conant, MD, clinical professor, UCSF Medical Center. "SCULPTRA™ would give those patients an important treatment for long-lasting correction of facial shape and contour deficiencies."

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        The panel recommended approval of the product with conditions: a post-approval study, a physician training program, product use limited to people with human immunodeficiency virus who have lipoatrophy, provision of product specification information, and wording changes to the proposed label.

        SCULPTRA™ is marketed outside of the United States under the trade name NEW-FILL™. The French Notified Body G-Med (Department of Evaluation of Medical Devices) approved the product in 1999 as a wrinkle filler and in 2004 for large volume corrections of the signs of lipoatrophy. The product has been used by an estimated 150,000 people in more than 30 countries in Europe, South America, and Australia to treat a variety of facial volume and contour deficiencies, including signs of aging such as wrinkles, folds and sunken cheeks.

        Because poly-L-lactic acid is a polymer synthetically derived from natural components and is a biocompatible substance, there is no need to test for allergic reactions. It has been used in surgical products for more than 20 years as a component of dissolvable sutures and is used as a vehicle for several sustained release injectable medications.

About Dermik Laboratories

        Dermik Laboratories conducts the North American business of Aventis Dermatology, the global dermatology unit of Aventis. Dermik is dedicated to providing innovative dermatological products to satisfy the needs of health care providers and patients. Dermik continues its strong commitment to innovative treatments for skin and nail conditions, including acne, nail fungus, pre-cancerous skin lesions, psoriasis and rosacea. It is headquartered in Berwyn, Pennsylvania.

        Please visit our Web sites at www.dermik.com and www.skinhealthsolutions.com.

        About Aventis Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

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        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

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  Exhibit 99.1